Exhibit 3.1

CERTIFICATE OF FORMATION OF GOLDMAN SACHS PRIVATE MIDDLE MARKET CREDIT LLC

This Certificate of Formation is being executed as of April 4, 2016, for the purpose of forming a limited liability company, and pursuant to Section 18-201 of the Delaware Limited Liability Company Act, hereby states as follows:

1.	Name: The name of the limited liability company is Goldman Sachs Private Middle Market Credit LLC (the “Company”).

2.	Registered Office and Registered Agent: The Company’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The registered agent of the Company for service of process at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the 4th day of April, 2016.

By: /s/ Jonathan Lamm

       Name: Jonathan Lamm

       Title: Authorized Person